FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.        An announcement regarding 2014 third quarterly report of Huaneng Power International, Inc. (the “Registrant”); and
2.        An announcement regarding resolutions passed at the board meeting of the Registrant;

Each made by the Registrant on October 22, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2014

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the third quarterly report of 2014.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	261,839,336,095	260,274,853,102	0.60
Owners’ equity (Shareholders’ equity) attributable to shareholders of the Company	66,794,158,448	61,747,779,816	8.17
Net assets per share attributable to shareholders of the Company	4.75	4.39	8.20

	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
		(%)

Net cash flows generated from operating activities	24,066,446,441	(24.34)
Net cash flows generated from operating activities per share	1.71	(24.34)

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the Company	3,293,174,051	9,995,549,682	0.03
Basic earnings per share	0.23	0.71	–
Basic earnings per share after deducting non-recurring items	0.23	0.71	(17.86)
Diluted earnings per share	0.23	0.71	–
Return on net assets (weighted average) (%)	5.05	15.32	Decrease by 0.60 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	4.96	15.37	Decrease by 1.84 percentage points

Deducting non-recurring items and amounts:

(Amounts: In RMB Yuan)

Items	Total amount from the beginning of the year to the end of current reporting period

Losses from disposal of non-current assets	(301,041,540)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	741,000,855
Losses from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(6,217,244)
Reversal of provision for doubtful accounts receivable individually tested for impairments	1,236,459
Other non-operating income and expenses excluding the above items	(89,620,076)
Other non-recurring items	(291,024,952)
Tax impact of non-recurring items	(89,632,363)
Impact of non-controlling interests, net of tax	5,943,313

Total	(29,355,548)

2.2	Total number of shareholders, shareholding of ten largest holders of shares and shareholding of top ten holders who are not subject to any selling restrictions

Unit: share

Total number of shareholders	95,259 (including 94,704 holders of A shares, 435 holders of H shares, 120 holders of ADRs)

Top ten holders of shares

Name (in full) of shareholders	Increase/decrease during the reporting period	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
					Status of shares	Number
Huaneng International Power Development Corporation	0	5,066,662,118	36.05	0	Nil	–	State-owned entity
HKSCC Nominees Limited	–23,536,020	2,885,396,837	20.53	0	Nil	–	Foreign entity
*China Huaneng Group	0	1,561,371,213	11.11	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	0	603,000,000	4.29	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	0	472,000,000	3.36	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	0	416,500,000	2.96	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	–1,249,586	388,619,936	2.76	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	0	374,467,500	2.66	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	0	301,500,000	2.15	0	Charges	265,750,000	State-owned entity
HSBC Nominees (Hong Kong) Limited	46,491,920	200,379,760	1.43	0	Nil	–	Foreign entity

Top ten holders of shares in circulation without any selling restrictions

Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	2,885,396,837	Overseas listed foreign invested shares	2,885,396,837
*China Huaneng Group	1,561,371,213	RMB denominated ordinary shares	1,561,371,213
Hebei Construction & Investment Group Co., Ltd.	603,000,000	RMB denominated ordinary shares	603,000,000
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment Development Group Limited Liability Company	374,467,500	RMB denominated ordinary shares	374,467,500
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
HSBC Nominees (Hong Kong) Limited	200,379,760	Overseas listed foreign invested shares	200,379,760
Details relating to the connected relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any connected relationship among other shareholders.

*	The total number of shares held by China Huaneng Group includes the 6,246,664 shares held by Huaneng Capital Services Company Limited.

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable  ☐ Not applicable

Comparing the consolidated balance sheet of 30 September 2014 and 31 December 2013, the consolidated income statement for the nine months ended 30 September 2014 and 2013 and the consolidated cash flow statement for the nine months ended 30 September 2014 and 2013, the items with material changes are as below:

a.	Consolidated balance sheet items

Amounts: In RMB Yuan

Items	30 September 2014	31 December 2013	Variance	%
Advances to suppliers (1)	1,140,073,477	434,952,980	705,120,497	162.11
Assets held for sale (2)	–	557,670,940	(557,670,940)	(100.00)
Deferred income tax assets (3)	1,023,927,571	762,560,872	261,366,699	34.27
Derivative financial liabilities (4)	186,455,593	43,591,308	142,864,285	327.74
Notes payable (5)	645,376,910	103,385,199	541,991,711	524.24
Accounts payable (6)	7,620,857,022	12,174,486,464	(4,553,629,442)	(37.40)
Taxes payable (7)	(173,073,727)	409,847,260	(582,920,987)	(142.23)
Dividends payable (8)	968,254,413	166,270,103	801,984,310	482.34
Liabilities held for sale (9)	–	51,172,277	(51,172,277)	(100.00)
Long-term payables (10)	1,091,469,408	208,820,395	882,649,013	422.68

b.	Consolidated income statement items

Amounts: In RMB Yuan

Items	For the nine months ended 30 September 2014	For the nine months ended 30 September 2013	Variance	%
Asset impairment loss (1)	410,763,244	647,804,984	(237,041,740)	(36.59)
Investment income (2)	1,237,301,963	697,055,665	540,246,298	77.50
Other comprehensive income/(loss) (3)	327,179,539	(345,097,681)	672,277,220	(194.81)

c.	Consolidated cash flow statement items

Amounts: In RMB Yuan

Items	For the nine months ended 30 September 2014	For the nine months ended 30 September 2013	Variance	%
Net cash flows used in financing activities (1)	(12,306,125,898)	(19,978,062,448)	7,671,936,550	(38.40)

Fluctuation analysis of the consolidated balance sheet items

(1)	Advances to suppliers as at the end of the period increased by 162.11% compared with the beginning of the period, mainly due to the rise in advance payments to suppliers.

(2)
Assets held for sale as at the end of the period decreased by 100% compared with the beginning of the period, mainly due to the disposal of Huaneng (Fuzhou) Luoyuanwan Pier Co., Ltd. and Huaneng Luoyuan Ludao Pier Co., Ltd. in early 2014.

(3)
Deferred income tax assets as at the end of the period increased by 34.27% compared with the beginning of the period, mainly because of intercompany asset transactions among the Company and its subsidiaries.

(4)
Derivative financial liabilities as at the end of the period increased 327.74% compared with the beginning of the period, mainly due to the decline in the fair value of fuel oil swaps held by its subsidiary, SinoSing Power Pte. Ltd..

(5)
Notes payable as at the end of the period increased by 524.24% compared with the beginning of the period, mainly due to the rise in note payments in equipment procurements and coal purchases among the Company and its subsidiaries.

(6)	Accounts payable as at the end of the period decreased by 37.40% compared with the beginning of the period, mainly due to rise in payable settlement of fuel purchases.

(7)	Taxes payable as at the end of the period decreased by 142.23% compared with the beginning of the period, mainly due to the rise in amount of deductible input value-added tax.

(8)	Dividends payable as at the end of the period increased by 482.34% compared with the beginning of the period, due to the dividends declared by the Company’s subsidiaries for 2013.

(9)
Liabilities held for sale as at the end of the period decreased by 100% compared with the beginning of the period, due to the disposal of Huaneng (Fuzhou) Luoyuanwan Pier Co., Ltd. and Huaneng Luoyuan Ludao Pier Co., Ltd. in early 2014.

(10)	Long-term payables as at the end of the period increased by 422.68% compared with the beginning of the period, mainly due to financial leasing transactions of the Company’s subsidiaries.

Fluctuation analysis of the consolidated income statement items

(1)	Asset impairment loss decreased by 36.59% compared with the same period of last year, mainly due to the less amount of provision for fixed asset recognized in 2014.

(2)	Investment income increased by 77.50% compared with the same period of last year, mainly due to the rise in returns from the Company’s associates and joint ventures.

(3)	Other comprehensive income increased by 194.81% compared with the same period of last year, mainly due to the increased amount of foreign exchange gains.

Fluctuation analysis of the consolidated cash flow statement items

(1)	Net cash flows used in financing activities decreased by 38.40% compared with the same period of last year, mainly due to the decrease in net cash flows generated from operating activities.

3.2	Status of performance of undertakings given by the Company, shareholders and de facto controller

☑ Applicable  ☐ Not applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation (“HIPDC”)
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW, the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	No	Yes

	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and being performed	No	Yes

Other undertaking	To resolve business competition	China Huaneng Group
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.
				Time of undertaking: 17 September 2010. Duration of undertaking: 5 years	Yes	–

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

Other undertaking	To resolve business competition	China Huaneng Group
In order to support the business of Huaneng Power International, Huaneng Group provided non-compete undertakings to Huaneng Power International at times of its initial public offerings within the PRC and overseas. With respect to the non-public placement of shares in 2010 by Huaneng Power International, Huaneng Group provided an Undertaking on Relevant Matters for Further Avoidance of Business Competition by Huaneng Group with Huaneng Power International, Inc. on 17 September 2010 (“Non-Compete Undertakings). To further define the implementation terms and in conjunction with the requirements under Guidance Note No.4 relating to Supervision of Listed Companies – undertakings and implementation of the listed companies’ de facto controllers, shareholders, related parties, acquirer and listed companies and the actual circumstances, Huaneng Group will refine and regulate the aforesaid Non-Compete Undertakings in terms set out below:

1. it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group;
			Term of undertaking: 28 June 2014 to 31 December 2016	Yes	–

2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will improve the profitability of such assets and inject those assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province.

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will inject such assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016 in order to support the sustainable, stable development of Huaneng Power International.

4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

3.3	Effects of the Implementation of New Accounting Policies on the Consolidated Financial Statements

The Company has implemented in advance the newly promulgated or revised enterprise accounting policies in its 2013 annual financial report and 2014 interim financial report.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
22 October 2014

APPENDIX

HUANENG POWER INTERNATIONAL,INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER, 2014

Amounts: In RMB Yuan

	30 September 2014	31 December 2013	30 September 2014	31 December 2013
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	9,380,936,158	9,433,385,354	3,832,333,802	5,219,423,798
Derivative financial assets	84,545,820	91,727,309	–	–
Notes receivable	739,746,516	755,331,124	141,500,000	208,981,764
Accounts receivable	10,645,507,670	14,806,790,255	4,512,544,992	6,350,771,102
Advances to suppliers	1,140,073,477	434,952,980	431,490,083	276,731,166
Interest receivable	87,132	69,592	118,585,784	168,345,255
Dividends receivable	150,000,000	150,000,000	1,774,550,614	392,727,646
Other receivables	951,338,048	793,638,460	4,164,150,878	1,228,722,367
Inventories	6,740,811,822	6,469,025,605	2,537,951,039	2,323,872,715
Current portion of non-current assets	14,206,004	13,842,239	–	700,000,000
Other current assets	47,166,554	17,291,588	22,027,846,210	26,262,022,146
Assets held for sale	–	557,670,940	–	750,531,685

Total current assets	29,894,419,201	33,523,725,446	39,540,953,402	43,882,129,644

NON-CURRENT ASSETS
Available-for-sale financial assets	3,569,936,715	3,162,992,310	3,557,823,915	3,150,879,510
Derivative financial assets	13,045,158	14,244,607	–	–
Long-term receivables	724,084,600	726,213,773	–	–
Long-term equity investment	17,354,447,006	16,416,725,742	56,995,443,660	52,457,435,983
Fixed assets	159,482,089,727	160,926,056,252	54,737,935,645	61,588,072,661
Fixed assets pending for disposal	61,327,892	58,603,045	109,659	102,844
Construction-in-progress	23,326,870,890	18,877,532,566	5,042,023,588	4,154,777,417
Construction materials	2,984,178,569	2,678,280,448	628,597,991	1,142,109,312
Intangible assets	10,293,718,309	10,350,136,456	1,726,056,724	1,772,896,201
Goodwill	12,199,639,412	12,180,956,875	–	–
Long-term deferred expenses	166,121,045	150,244,710	12,079,141	17,477,362
Deferred income tax assets	1,023,927,571	762,560,872	265,363,809	476,673,767
Other non-current assets	745,530,000	446,580,000	4,492,630,000	1,796,833,000

Total non-current assets	231,944,916,894	226,751,127,656	127,458,064,132	126,557,258,057

TOTAL ASSETS	261,839,336,095	260,274,853,102	166,999,017,534	170,439,387,701

	30 September 2014	31 December 2013	30 September 2014	31 December 2013
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	40,610,956,947	37,937,046,246	30,550,000,000	31,490,000,000
Derivative financial liabilities	186,455,593	43,591,308	–	–
Notes payable	645,376,910	103,385,199	–	–
Accounts payable	7,620,857,022	12,174,486,464	2,854,238,195	5,952,032,169
Advances from customers	93,296,105	147,799,211	8,601,259	102,233,815
Salary and welfare payables	218,121,347	188,837,308	79,488,448	68,776,172
Taxes payable	(173,073,727)	409,847,260	274,929,278	661,649,662
Interest payables	1,115,666,378	1,047,409,617	1,010,755,626	856,647,312
Dividends payable	968,254,413	166,270,103	–	–
Other payables	10,107,251,239	10,677,357,133	2,455,467,659	3,540,908,441
Current portion of non–current liabilities	13,269,002,127	18,487,606,360	9,759,501,255	14,346,426,508
Provision	201,275,640	182,188,394	–	–
Other current liabilities	15,647,852,480	15,565,626,305	15,549,335,830	15,321,796,645
Liabilities held for sale	–	51,172,277	–	–

Total current liabilities	90,511,292,474	97,182,623,185	62,542,317,550	72,340,470,724

NON-CURRENT LIABILITIES
Long-term loans	61,501,379,033	60,513,671,227	17,185,955,837	16,604,712,061
Derivative financial liabilities	351,278,126	383,405,105	97,154,367	116,568,417
Bonds payable	23,671,918,989	23,726,550,054	23,671,918,989	23,726,550,054
Long-term payables	1,091,469,408	208,820,395	–	–
Specific accounts payable	47,604,100	51,468,800	30,439,282	30,247,242

Deferred income tax liabilities	1,791,216,562	1,788,922,254	–	–
Other non-current liabilities	2,331,325,322	2,374,773,512	1,938,994,262	2,045,488,560

Total non-current liabilities	90,786,191,540	89,047,611,347	42,924,462,737	42,523,566,334

TOTAL LIABILITIES	181,297,484,014	186,230,234,532	105,466,780,287	114,864,037,058

	30 September 2014	31 December 2013	30 September 2014	31 December 2013
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	16,937,463,671	16,662,521,932	15,318,870,058	14,977,282,627
Special reserves	63,539,688	45,806,369	60,819,499	41,568,392
Surplus reserves	7,131,699,685	7,131,699,685	7,131,699,685	7,131,699,685
Undistributed profits	29,322,957,351	24,669,611,329	24,965,464,565	19,369,416,499
Currency translation differences	(716,885,387)	(817,242,939)	–	–

Shareholders’ equity attributable to shareholders of the Company	66,794,158,448	61,747,779,816	61,532,237,247	55,575,350,643
Non-controlling interests	13,747,693,633	12,296,838,754	—	—

Total shareholders’ equity	80,541,852,081	74,044,618,570	61,532,237,247	55,575,350,643

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	261,839,336,095	260,274,853,102	166,999,017,534	170,439,387,701

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THIRD QUARTER ENDED 30 SEPTEMBER, 2014

Amounts: In RMB Yuan, Except Per Share Data

	For the quarter ended 30 September, 2014	For the quarter ended 30 September, 2013	For the quarter ended 30 September, 2014	For the quarter ended 30 September, 2013
	Consolidated	Consolidated	The Company	The Company

Operating revenue	30,021,976,140	35,175,588,506	13,396,849,078	16,461,744,965
Less: Operating cost	22,285,002,686	26,063,024,439	9,341,841,230	11,310,677,936
Tax and levies on operations	220,546,853	287,737,229	118,317,276	165,902,210
Selling expenses	906,322	1,299,719	–	–
General and administrative expenses	869,776,775	889,401,152	529,323,967	533,740,901
Financial expenses	1,854,297,213	1,887,291,693	1,293,914,331	1,240,120,313
Asset impairment loss	16,582	585,548,417	–	721,561,400
Add: Loss on fair value changes of financial assets/liabilities	(4,544,111)	(8,393,845)	–	–
Investment income	455,085,864	205,695,994	2,269,631,676	2,129,366,125
Including: Investment income from associates and joint ventures	392,471,204	171,793,337	290,580,247	171,627,995

Operating profit	5,241,971,462	5,658,588,006	4,383,083,950	4,619,108,330
Add: Non-operating income	131,282,991	115,208,932	79,033,986	47,113,612
Less: Non-operating expenses	65,305,023	193,392,341	48,719,215	26,154,766
Including: loss on disposals of non-current assets	51,996	106,255,228	44,147	315,549

Profit before tax	5,307,949,430	5,580,404,597	4,413,398,721	4,640,067,176
Less: Income tax expense	1,290,934,363	1,537,906,494	623,259,931	1,371,230,809

Net profit	4,017,015,067	4,042,498,103	3,790,138,790	3,268,836,367

Attributable to:
Shareholders of the Company	3,293,174,051	3,292,052,522	3,790,138,790	3,268,836,367
Non-controlling interests	723,841,016	750,445,581	—	—
Earnings per share (based on the net profit attributable to shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.23	0.23	—	—
– Diluted earnings per share	0.23	0.23	—	—

Other comprehensive (loss)/income	(75,870,251)	3,415,348	353,338,932	(54,256,359)

For the quarter ended 30 September, 2014	For the quarter ended 30 September, 2013	For the quarter ended 30 September, 2014	For the quarter ended 30 September, 2013
Consolidated	Consolidated	The Company	The Company

Total comprehensive income	3,941,144,816	4,045,913,451	4,143,477,722	3,214,580,008

Attributable to:
Shareholders of the Company	3,217,590,559	3,295,547,028	4,143,477,722	3,214,580,008
Non-controlling interests	723,554,257	750,366,423	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2014

Amounts: In RMB Yuan, Except Per Share Data

	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013
	Consolidated	Consolidated	The Company	The Company

Operating revenue	94,627,497,267	99,237,917,261	41,220,357,562	44,553,403,974
Less: Operating cost	70,397,820,685	75,385,539,500	28,754,366,842	31,611,449,385
Tax and levies on operations	709,459,593	808,989,895	390,487,683	441,207,608
Selling expenses	3,220,774	7,787,724	–	–
General and administrative expenses	2,404,392,581	2,386,932,199	1,493,891,061	1,446,201,037
Financial expenses	5,551,512,893	5,666,362,714	3,888,858,760	3,703,700,590
Asset impairment loss	410,763,244	647,804,984	120,028,667	749,558,699
Add: Loss on fair value changes of financial assets/liabilities	(424,753)	(966,894)	–	–
Investment income	1,237,301,963	697,055,665	4,758,133,851	4,545,202,592
Including: Investment income from associates and joint ventures	1,116,846,760	477,577,271	868,790,813	477,330,662

For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013
Consolidated	Consolidated	The Company	The Company

Operating profit	16,387,204,707	15,030,589,016	11,330,858,400	11,146,489,247
Add: Non-operating income	784,957,276	316,288,947	2,707,830,323	166,412,029
Less: Non-operating expenses	434,618,036	354,699,825	267,098,199	130,949,718
Including: loss on disposals of non-current assets	314,868,912	227,997,563	201,014,558	85,208,930

Profit before tax	16,737,543,947	14,992,178,138	13,771,590,524	11,181,951,558
Less: Income tax expense	4,397,537,664	3,842,504,213	2,835,099,981	2,717,307,849

Net profit	12,340,006,283	11,149,673,925	10,936,490,543	8,464,643,709

Attributable to:
Shareholders of the Company	9,995,549,682	9,186,673,504	10,936,490,543	8,464,643,709
Non-controlling interests	2,344,456,601	1,963,000,421	—	—
Earnings per share (based on the net profit attributable to shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.71	0.65	—	—
– Diluted earnings per share	0.71	0.65	—	—

Other comprehensive income/(loss)	327,179,539	(345,097,681)	341,587,431	(28,038,870)

Total comprehensive income	12,667,185,822	10,804,576,244	11,278,077,974	8,436,604,839

Attributable to:
Shareholders of the Company	10,322,656,865	8,842,290,586	11,278,077,974	8,436,604,839
Non-controlling interests	2,344,528,957	1,962,285,658	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2014

Amounts: In RMB Yuan

	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	108,561,940,268	113,244,411,604	50,052,674,635	52,234,348,979
Cash received from return of taxes and fees	62,418,643	65,067,982	605,200	–
Other cash received relating to operating activities	710,557,647	485,748,957	549,415,264	137,007,564

Sub-total of cash inflows of operating activities	109,334,916,558	113,795,228,543	50,602,695,099	52,371,356,543

Cash paid for goods and services received	68,253,044,661	66,050,708,096	31,449,568,280	29,223,826,436
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	4,059,929,614	3,795,622,627	2,179,664,203	2,078,326,673
Payments of taxes	11,682,430,866	10,842,008,389	6,348,737,646	5,542,354,571
Other cash paid relating to operating activities	1,273,064,976	1,297,978,144	998,873,843	603,048,278

Sub-total of cash outflows of operating activities	85,268,470,117	81,986,317,256	40,976,843,972	37,447,555,958

Net cash flows generated from operating activities	24,066,446,441	31,808,911,287	9,625,851,127	14,923,800,585

	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from investing activities
Cash received from withdrawal of investment	384,702,400	104,436,685	2,632,655,400	–
Cash received on investment income	391,515,183	362,332,697	2,704,101,502	3,253,547,283
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	40,033,868	153,361,698	5,510,718,860	11,192,523
Cash received for disposal of subsidiaries and other operating units	503,809,240	6,199,460	538,297,600	10,267,600
Other cash received relating to investing activities	54,152,447	223,345,475	–	–

Sub-total of cash inflows of investing activities	1,374,213,138	849,676,015	11,385,773,362	3,275,007,406

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	13,156,789,603	10,621,909,919	4,340,947,051	3,434,040,513
Cash paid for investments	219,144,000	2,109,761,652	4,085,486,360	3,965,794,034
Net cash paid for acquiring subsidiaries and other operating units	18,000,000	41,650,478	–	–
Other cash paid relating to investing activities	16,825,708	8,955,258	–	–

Sub-total of cash outflows of investing activities	13,410,759,311	12,782,277,307	8,426,433,411	7,399,834,547

Net cash flows (used in)/generated from investing activities	(12,036,546,173)	(11,932,601,292)	2,959,339,951	(4,124,827,141)

	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2013
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from financing activities
Cash received from investments	139,302,800	755,759,500	–	–
Including: cash received from non-controlling interests of subsidiaries	139,302,800	755,759,500	—	—
Cash received from borrowings	48,289,230,998	31,346,864,139	33,918,921,827	25,180,484,600
Cash received from issuance of bonds and short-term bonds	13,965,000,000	21,455,000,000	13,965,000,000	21,455,000,000
Other cash received relating to financing activities	1,279,419,323	112,121,520	33,759,324	94,251,720

Sub-total of cash inflows of financing activities	63,672,953,121	53,669,745,159	47,917,681,151	46,729,736,320

Repayments of borrowings	64,288,543,109	63,901,811,202	52,980,439,192	50,925,114,315
Payments for dividends, profit or interest expense	11,655,895,757	9,082,833,609	8,867,122,730	6,187,181,355
Including: dividends paid to non-controlling interests of subsidiaries	373,268,882	386,971,937	—	—
Other cash paid relating to financing activities	34,640,153	663,162,796	31,500,000	660,015,916

Sub-total of cash outflows of financing activities	75,979,079,019	73,647,807,607	61,879,061,922	57,772,311,586

Net cash flows used in financing activities	(12,306,125,898)	(19,978,062,448)	(13,961,380,771)	(11,042,575,266)

Effect of exchange rate fluctuations on cash held	14,233,098	(93,163,357)	(22,960)	19,810,560

Net decrease in cash	(261,992,532)	(194,915,810)	(1,376,212,653)	(223,791,262)
Add: cash at beginning of period	9,341,672,995	10,505,387,385	5,196,600,915	4,541,235,391

Cash at end of period	9,079,680,463	10,310,471,575	3,820,388,262	4,317,444,129

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT
THE THIRD MEETING OF THE EIGHTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 21 October 2014, the board of directors of the Company convened the third meeting of the eighth session (the “Meeting”) by way of written resolutions. Written notice and supplemental notice of the Meeting were issued on 30 September 2014 and 17 October 2014, respectively. The convening of the Meeting was in compliance with the relevant provisions of the Company Law of the People’s Republic of China and the Company's articles of association. The following resolutions were approved unanimously at the Meeting:

1. Resolution regarding the implementation of the new accounting principles promulgated by the Ministry of Finance in 2014.

It was resolved that the Company agreed to adjust the comparative data of the Company's financial statements according to the Accounting Standard for Business Enterprises No. 2 - Long-term Equity Investments, i.e. the equity interests held by the Company in Shanxi Xishan Jinxing Energy Co., Ltd., Ganzhou-Longyan Railway Co., Ltd. and China Taiyuan Coal Transaction Center would no longer be recognized as long-term equity investment, but instead would be recognized as available-for-sale financial assets. The presentation in the comparative financial statements would be restated accordingly. After such restatement, as at 31 December 2013, the available-for-sale financial assets in the consolidated balance sheet would increase by RMB 1.535 billion, and the long-term equity investment would decrease by RMB 1.535 billion. Other rules of the New Accounting Standard for Business Enterprises would not significantly impact on the Company’s financial statements.

2. Resoluted to approve the 2014 third quarterly financial statements of the Company.

3. Resoluted to approve the 2014 third quarterly report of the Company.

4. Resoluted to approve the diversity policy of the board of directors of the Company.

Pursuant to the relevant provisions of the laws of the place in which the Company’s shares are listed, the independent directors of the Company approved the resolution in item one above and issued an opinion of the independent directors.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
22 October 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 22, 2014